Exhibit 7

Schedule of Transactions

Shamrock Activist Value Fund, L.P.
Date	Number of Common Shares	Price Per Common Shares in $US*	Total Purchase Price
05/09/07	300	$13.7500	$4,125
05/15/07	2,400	$13.7442	$32,986
05/16/07	3,800	$13.6268	$51,782
05/17/07	4,127	$13.7214	$56,628
05/18/07	8,252	$13.7174	$113,196
05/21/07	4,127	$13.7114	$56,587
05/22/07	4,127	$13.7070	$56,569

Total Common Shares	27,133		$371,873

Shamrock Activist Value Fund II, L.P.
Date	Number of Common Shares	Price Per Common Shares in $US*	Total Purchase Price
05/17/07	743	$13.7214	$10,195
05/18/07	1,486	$13.7174	$20,384
05/21/07	743	$13.7114	$10,188
05/22/07	743	$13.7070	$10,184

Total Common Shares	3,715		$50,951

Shamrock Activist Value Fund III, L.P.
Date	Number of Common Shares	Price Per Common Shares in $US*	Total Purchase Price
05/17/07	130	$13.7214	$1,784
05/18/07	262	$13.7174	$3,594
05/21/07	130	$13.7114	$1,782
05/22/07	130	$13.7070	$1,782

Total Common Shares	652		$8,942

*	Excludes Brokerage Commissions